Exhibit 23.1

Consent of Registered Public Accounting Firm

We have issued (a) our report dated June 29, 2015, with respect to the consolidated financial statements included in the Annual Report on Form 10-K for the year ended March 31, 2015 of Determine, Inc., and (b) our report dated October 13, 2015 with respect to the consolidated financial statements of b-pack SAS and Subsidiaries for the year ended December 31, 2014, which appears in the Current Report on Form 8-K/A of Determine, Inc. dated October 16, 2015 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports, and to the use of our name as it appears under the caption “Experts.”

/s/ Armanino LLP

San Francisco, California

November 5, 2015